EXHIBIT 10.22

July 10, 2007

Jim Harper

[Address]

Re:    Retention as member of Board of Directors

Dear Mr. Harper:

We have been notified by Nomura Phase4 Ventures Limited (as manager for and on behalf of Nomura Phase4 Ventures LP) that you have been designated as the Series C Designee pursuant to Section 2.2 (d) of the Fourth, Amended and Restated Voting Agreement dated 28 February 2007 (the “Agreement”). This letter will confirm our discussions with respect to your service with Phenomix Corporation as a member of the Board of Directors commencing on July 1, 2007.

Phenomix will supply periodic briefings on its business, director packages for each board and committee meeting, copies of minutes of meetings and any other materials that are required under Phenomix’ Articles and Bylaws or the charter of any committee of the board on which you serve and any other materials which may, by mutual agreement, be necessary for performing the services requested under this contract. You will attend, in person or via telephone, meetings of the Board of Directors which may be necessary to conduct the business of Phenomix.

In consideration for your services to Phenomix, Phenomix shall pay you a retainer of $10,000 per year during the term of this agreement (payable in quarterly installments beginning July 1, 2007), and $1,500 per board meeting attended in person (approximately five per year). These payments may be revised by action of Phenomix’ Board of Directors from time to time. To the extent your services require out of town travel, Phenomix Corporation will reimburse your reasonable out-of-pocket expenses related to such travel (including first class air travel from Dallas, Texas to either San Francisco or San Diego, California).

In addition, you shall receive an initial option grant to purchase 50,000 shares under the terms of Phenomix’ 2001 Stock Option Plan, subject to Board approval. The option exercise price shall be at fair market value on the date of grant (which we anticipate will occur at the next Board meeting on July 17) as determined by the Board in accordance with the Plan and twenty-five percent of the options shall vest on each anniversary of the date of grant. Subsequent option grants will be as determined by action of Phenomix’ Board of Directors from time to time.

Phenomix Corporation ·5871 Oberlin Drive, Suite 200 · San Diego, CA 92121· 858-731-5200 telephone· 858-731-5226 facsimile

Invoices for additional out-of-pocket expenses shall be submitted to Laura Shawver. Such invoices must be approved by her as to form and completeness and must be accompanied by supporting receipts and documentation.

Phenomix will execute an indemnification agreement in favor of you substantially in the form of the agreement attached hereto. In addition, Phenomix will provide directors and officer’s liability insurance as determined by the Board of Directors.

Subject always to the rights of the Series C Preferred stockholders set out in the Agreement and related investment documents executed on or around 28 February 2007 in connection with the Series C financing to appoint or remove the Series C Designee, your engagement shall continue and be automatically renewed on the date of your reelection as a member of Phenomix’ Board of Directors for the period of such new term unless the Board of Directors determines not to nominate you for reelection or you are not reelected by our stockholders.

If the above is acceptable to you, kindly acknowledge your agreement by signing the copy of this letter and returning to the attention of Laura Shawver at Phenomix. We welcome you to our board and look forward to working with you for the continued success of Phenomix Corporation.

Sincerely,

/s/ Deepa Pakianathan

Deepa Pakianathan, Ph.D

Chair, Governance Committee

Accepted by:

/s/ Jim Harper
Jim Harper

Dated:              7-12-07